UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CREDIT ACCEPTANCE CORPORATION

(Name of Subject Company (Issuer))

CREDIT ACCEPTANCE CORPORATION

(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class Securities)

225310-10-1

(CUSIP Number of Class of Securities)

Charles A. Pearce

Chief Legal Officer

Credit Acceptance Corporation

25505 West Twelve Mile Road

Southfield, MI 48034-8339

(248) 353-2700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 N. Wacker Dr.

Chicago, IL 60606

(312) 407-0700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$124,999,926.62	$16,099.99

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 995,698 shares of the outstanding common stock at a price of $125.54 per share in cash.
**	The amount of the filing fee equals $128.80 per million dollars of the transaction value, which is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,099.99

Form or Registration No.: Schedule TO

Filing Party: Credit Acceptance Corporation

Date Filed: September 19, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2014 (“Schedule TO”), as amended by Amendment No. 1 filed with the Commission on October 21, 2014, by Credit Acceptance Corporation, a Michigan corporation (“CA”), in connection with the offer by CA to purchase for cash up to 995,698 shares of its common stock, par value $0.01 per share, at a price of $125.54 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated September 19, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Items 4. Terms of the Transaction.

Item 4 is hereby amended and supplemented by adding the following information:

The tender offer expired at 5:00 p.m., New York City time, on October 20, 2014. A total of 8,891,295 shares were properly tendered and not properly withdrawn. CA accepted for payment a total of 995,698 shares at a purchase price of $125.54 per share, net to the seller in cash, without interest.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented by adding the following information:

On October 24, 2014, CA issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., New York City time, on October 20, 2014. A copy of the press release is filed as Exhibit (a)(5)(vii) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following:

EXHIBIT NUMBER	DESCRIPTION

(a)(5)(vii)	Press release, announcing final results of the tender offer, dated October 24, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT ACCEPTANCE CORPORATION

By:	/s/ Douglas W. Busk
Name:	Douglas W. Busk
Title:	Senior Vice President and Treasurer

Dated: October 24, 2014